APi Group Corporation

1100 Old Highway 8 NW

New Brighton, MN 55112

May 19, 2021

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Ronald (Ron) E. Alper

Re:	APi Group Corporation
Registration Statement on Form S-3 (File No. 333-256049)
Registration Statement on Form S-3 (File No. 333-256050)

Dear Mr. Alper:

APi Group Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statements so that they may become effective at 11:00 a.m. Eastern Time on May 21, 2021, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statements have been declared effective, please contact our counsel, Flora R. Perez of Greenberg Traurig, P.A., at (954) 768-8210 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

APi Group Corporation

By:	/s/ Andrea Fike
Name:	Andrea Fike
Title:	Senior Vice President, General Counsel and Secretary

cc:    Flora R. Perez, Esq., Greenberg Traurig, P.A.

[Signature Page to Acceleration Request Letter]